

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2022

Shannon Wilkinson
Chief Executive Officer
Tego Cyber, Inc.
8565 South Eastern Avenue
Suite 150
Las Vegas, Nevada 89123

> **Re: Tego Cyber, Inc.**
> **Form 10-K for the year ended June 30, 2021 filed on September 28, 2021**
> **File No. 333-248929, and**
> **Form 10-Q for the Quarterly Period Ended December 31, 2021, filed on**
> **February 14, 2022**
> **File No. 000-56370**

Dear Ms. Wilkinson:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended June 30, 2021 filed on September 28, 2021

Financial Statements
Report of Independent Public Accounting Firm, page F-1

1.   Please include the required auditors' report covering your June 30, 2020 year end financial statements.

Form 10-Q for the Quarterly Period Ended December 31, 2021, filed on February 14, 2022

Item 4. Controls and Procedures
Evaluation on Disclosure Controls and Procedures, page 9

2.   We note management's conclusion that Tego Cyber's Disclosure Controls and Procedures

Shannon Wilkinson
Tego Cyber, Inc.
April 18, 2022
Page 2

continue to be ineffective. Please describe the reasons why the controls and procedures are ineffective and management's plans for their remediation.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology